[ACE Limited Letterhead]

September 3, 2015

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ACE Limited Registration Statement on Form S-4
(File No. 333-206056)

Ladies and Gentlemen:

ACE Limited (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-206056), as amended (the “Registration Statement”), to September 9th, 2015 at 10:00 a.m. Eastern Daylight Savings Time, or as soon as possible thereafter.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges, in accordance with your letter dated August 14, 2015, that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please contact Benjamin H. Weiner of Sullivan & Cromwell LLP at (212) 558-7861 or C. Andrew Gerlach of Sullivan & Cromwell LLP at (212) 558-4789 with any questions you may have. In addition, please notify Mr. Weiner or Mr. Gerlach if and when this request for acceleration has been granted.

Very truly yours,

/s/ Christopher J. Kearns
Christopher J. Kearns Deputy General Counsel

cc:	Alla Berenshteyn

(Securities and Exchange Commission)

Joseph F. Wayland

(ACE Limited)

C. Andrew Gerlach

Benjamin H. Weiner

(Sullivan & Cromwell LLP)

Maureen A. Brundage

(The Chubb Corporation)

Nicholas G. Demmo

(Wachtell, Lipton, Rosen & Katz)